GENWORTH VARIABLE INSURANCE TRUST
2300 Contra Costa Blvd., Suite 600
Pleasant Hill, CA 94523-3967

April 28, 2010

VIA EDGAR TRANSMISSION

Mr. Mark Cowan
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Genworth Variable Insurance Trust (the “Trust”)
File Nos.: 333-164970 and 811-22205

Dear Mr. Cowan:

The purpose of this letter is to respond to oral comments provided to U.S. Bancorp Fund Services, LLC on March 26, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 6 to its Registration Statement on Form N-1A.  PEA No. 6 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on February 12, 2010 for the purpose of conforming the Trust’s Prospectus for its 15 series, Genworth Calamos Growth Fund, Genworth Columbia Mid Cap Value Fund,  Genworth Davis NY Venture Fund, Genworth Eaton Vance Large Cap Value Fund,  Genworth Legg Mason ClearBridge Aggressive Growth Fund, Genworth PIMCO StocksPLUS Fund,  Genworth Putnam International Capital Opportunities Fund, Genworth Thornburg International Value Fund, Genworth Goldman Sachs Enhanced Core Bond Index Fund, Genworth Enhanced Small Cap Index Fund, Genworth Enhanced International Index Fund, Genworth 40/60 Index Allocation Fund, Genworth 60/40 Index Allocation Fund, Genworth Moderate Allocation Fund, and Genworth Growth Allocation Fund (the “Funds”), to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

The Trust will file PEA No. 8 to its Registration Statement under Rule 485(b) of the 1933 Act. The purpose of that filing will be to add certain financial information, update any missing information, incorporate the Staff’s comments regarding PEA No. 6 and file updated exhibits to the Registration Statement.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Funds, hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

2.
The Trust acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Comments to the Summary Sections of each of the Funds:

1.
Please disclose in the narrative preceding the fee table that the table does not reflect charges that are imposed by the insurance company separate accounts and if these charges were reflected, expenses would be higher.

The Trust responds by revising the narrative preceding the “Fees and Expenses” table in its entirety, as shown below:

“The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund for your variable annuity contract (“variable contract”) or qualified retirement plan (“qualified plan”) account. The table does not reflect any fees or charges imposed in connection with your variable contract or qualified plan account.  If such fees or charges were included, the overall expenses would be higher.”

2.
Please remove the footnote stating “‘Other Expenses’ include custodian, transfer agency and other customary expenses, incurred by the Fund during its prior fiscal year.  These amounts include expenses that the Fund will incur but not actually pay because of an expense offset arrangement under which securities lending credits are used to pay certain expenses incurred by the Fund” because the disclosure is neither required nor permitted by Item 3.

The Trust responds by making the requested change.

3.
Please remove the footnote disclosure stating “Pursuant to this expense limitation agreement, the Advisor is entitled to be reimbursed for fees waived and expenses that the Advisor assumed for a period of three years following such waiver/assumption, or at the time that the Advisor is reimbursed” because the disclosure is neither required nor permitted by Item 3.

The Trust responds by making the requested change.

4.
Please remove the footnote stating “During the fiscal year ended December 31, 2009, the Fund loaned its portfolio securities to brokers and generated related Fund expense reductions of [__]%.  Including these expense reductions, the Other Expenses figure above would be less and the Net Annual Fund Operating Expenses for the Fund (excluding Acquired Fund Fees and Expenses) would be [__]%” because the disclosure is neither required nor permitted by Item 3.

The Trust responds by making the requested change.

5.
In the section entitled “Portfolio Turnover,” please consider removing the disclosure stating higher portfolio turnover “may result in higher taxes when Fund shares are held in a taxable account” as it is not relevant to funds to be held in a variable insurance contract.  The disclosure also implies that the funds may be held in a taxable account.  In the sections related to purchasing shares, it appears that the funds are only available through variable annuity contracts, variable life insurance policies and qualified plans.  Please explain to the staff the circumstances in which the funds may be held in a taxable account.

The Trust responds by making the requested change to delete the reference to taxable accounts, as none of the Funds are held in taxable accounts.

6.
In the section entitled “Performance,” please include the language required by Item 4(b)(2)(i) that states “ . . . by showing changes in the Fund’s performance from year to year . . . .”  In addition, please disclose in the narrative that performance does not reflect separate account expenses, which would lower returns.

The Trust responds by making the requested change. The narrative for this section is revised in its entirety as shown below:

“The performance information below provides some indication of the risks of investing in the Fund.  The bar chart will show changes in the Fund’s performance from year to year.  The performance table shows how the Fund’s returns compare with those of a broad measure of market performance.  The performance figures do not reflect the fees and charges of your variable contract or qualified plan account.  If these fees and charges had been reflected, the performance shown would have been lower. The Fund’s past performance is not necessarily an indication of how the Fund will perform in the future.”

7.	In the section entitled “Performance,” please remove references to after tax returns from the performance disclosure and presentations because it is not relevant to a underlying insurance fund.

The Trust responds by making the requested change.

8.
In the section entitled “Performance,” each fund that has not commenced operations is required to include a place-holder notifying investors that performance information will be available in the summary section in the future.

The Trust will revise the narrative as follows:

“Performance information for the Fund is not included because, as of December 31, 2009, the Fund had not been in operation for a full calendar year. Performance information will be available once the Fund has at least one calendar year of performance.”

9.
In the section entitled “Performance,” if a fund intends to provide updated performance information on the Internet or by telephone, then it is required to provide a statement informing investors how such updated performance information may to be obtained.

The Trust responds by confirming that it does not plan on providing updated performance information and, accordingly, no further disclosure is required.

Comments to the Principal Investment Strategy Summary Section for the Columbia Mid Cap Value Fund

10.	With respect to Value Investment Risk, consider including the risk that value stocks may never reach their full value as an additional risk.

The Trust responds by revising the Value Investment Risk in its entirety, as shown below (with additional disclosure underlined for your convenience):

“Value Investment Risk - The risk that the Fund’s investments in value style securities may be out of favor and potentially undervalued in the marketplace due to adverse business, industry or other developments.  The Fund’s investments in value style securities, at times, may not perform as well as growth style securities or the stock market in general, may be out of favor with investors for extended periods of time, or may not reach what the Fund’s subadvisor believes are their full value.”

Comments to the Principal Investment Strategy Summary Section for the Davis NY Venture Fund

11.	Please define the term “financial services sector.”

The Trust responds by providing a parenthetical explanation in the “Principal Investment Strategies of the Fund” stating the financial services sector “includes, for example, the banking, brokerage and insurance industries.”

The Trust will also provide the following definition of financial services sector in the section of the prospectus entitled “Appendix – Key Terms:”  “The financial services sector is comprised of companies that derive at least 50% of their revenues from the creation, purchase and sale of financial instruments or services, or devote at least 50% of their assets to this objective. The financial services sector consists of several different industries that behave differently in different economic and market environments; for example, banking, insurance and securities brokerage houses.  Companies in the financial services sector include banks, diversified financial services companies, securities brokerage houses, investment advisory companies, insurance companies, and companies proving similar services.”

Comments to the Principal Investment Strategy Summary Section for the Eaton Vance Large Cap Value Fund

12.	Please include any associated risks of investing in convertible securities.

The Trust responds by revising the risk disclosure to specifically reference that certain risks (e.g., Credit Risk and Interest Rate Risk) apply to convertible securities.

13.	With respect to Value Investment Risk, consider including the risk that value stocks may never reach their full value as an additional risk.

The Trust responds by revising the Value Investment Risk in its entirety, as shown below (with additional disclosure underlined for your convenience):

“Value Investment Risk - The risk that the Fund’s investments in value style securities may be out of favor and potentially undervalued in the marketplace due to adverse business, industry or other developments.  The Fund’s investments in value style securities, at times, may not perform as well as growth style securities or the stock market in general, may be out of favor with investors for extended periods of time, or may not reach what the Fund’s subadvisor believes are their full value.”

Comments to the Principal Investment Strategy Summary Section for the Legg Mason ClearBridge Aggressive Growth Fund

14.	As “Non-Diversification Risk” is listed as a principal risk, please disclose the corresponding strategy that subjects the fund to such a risk.

The Trust responds by adding the following in the “Principal Investment Strategies of the Fund” section: “The Fund is non-diversified, which means it may invest a significant portion of its assets in a single issuer.”

Comments to the Principal Investment Strategy Summary Section for the PIMCO StocksPLUS Fund

15.	Please include any associated risks of investing in convertible securities, mortgage-backed securities, asset-backed securities and municipal securities.

The Trust responds by adding separate risk disclosure for mortgage-backed securities, asset-backed securities and corporate bonds, and by specifically referencing convertible securities in the existing disclosure for Credit Risk and Interest Rate Risk.

Comments to the Principal Investment Strategy Summary Section for the Thornburg International Value Fund

16.
Please define “large and middle range” of public company market capitalizations.  With respect to Value Investment Risk, consider including the risk that value stocks may never reach their full value as an additional risk.

The Trust responds by stating that on April 27, 2010, and prior to the effective date of Post-Effective Amendment No. 8, the shareholders of this Fund have approved the reorganization of the Fund into the Genworth Enhanced International Index Fund of the Trust.  Accordingly, the Thornburg International Value Fund will not be included in this filing.

Comments to the Principal Investment Strategy Summary Section for the Goldman Sachs Enhanced Core Bond Index Fund

17.	Please include active trading as a principal strategy (based on portfolio turnover risk disclosure). Please include selection risk and/or management risk as a principal risk.

The Trust responds by stating that the Fund does not engage in active or frequent trading as part of its principal investment strategy.  Accordingly, the portfolio turnover risk section will be removed and no additional disclosure will be added to the principal investment strategy section.  Disclosure will be added to the Statement of Additional Information, per Item 16(e) of Form N-1A, explaining why the Fund anticipates a significant variation in the portfolio turnover rate from that reported for the last fiscal year.  This disclosure will state that the Fund’s investment objective and principal investment strategies changed in December 2009, that the portfolio turnover rate for the last fiscal year was due in large part to the transitioning of the Fund’s portfolio to the new principal investment strategies, and that the Fund anticipates that  new investment strategies will result in significantly lower portfolio turnover going forward.

Comments to the Principal Investment Strategy Summary Section for the Enhanced Small Cap Index Fund

18.
Please define “small capitalization companies.”  Also, the disclosure states the “The Advisor attempts to achieve the Fund’s objective by overweighting those Underlying Funds that the Advisor believes will outperform the Fund’s benchmark index.”  As such, please specify the Fund’s benchmark index.

The Trust responds by stating that the Fund generally considers small capitalization companies to be those companies with a market capitalization in the range of the Russell 2000® Index, which was between $30 million and $5.15 billion as of February 28, 2010.  The Trust will add the Fund’s bechmark and this definition to the “Principal Investment Strategies of the Fund” section.

Comments to the Principal Investment Strategy Summary Section for the Enhanced International Index Fund

19.
The disclosure states the “The Advisor attempts to achieve the Fund’s objective by overweighting those Underlying Funds that the Advisor believes will outperform the Fund’s benchmark index.”  As such, please specify the Fund’s benchmark index.  Also, please include emerging market risk as a principal risk.

The Trust responds by adding disclosure specifying that the Fund’s benchmark index is the MSCI EAFE Index and by adding an ‘emerging markets’ risk factor.

Comments to the Statutory Prospectus

20.
In the section entitled “More Information About the Fund’s Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings,” please provide the information required by Item 9(b) and (c).

The Trust responds by moving the current Appendix sections entitled “Additional Information About Certain Types of the Funds’ Investments” and “Additional Information About Risks” to the section entitled “More Information About the Funds’ Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings,” and by adding additional introductory language to these relocated sections.

*     *     *     *     *     *

If you have any additional questions or require further information, please contact Michael O’Hare of Stradley Ronon Stevens & Young, LLP at 215-564-8198 or Edward Paz of U.S. Bancorp Fund Services, LLC at 414-765-5366.

Sincerely,

Genworth Variable Insurance Trust

/s/ Carrie Hansen
Carrie Hansen
President

cc:           Michael O’Hare, Stradley Ronon Stevens & Young, LLP
Edward Paz, U.S. Bancorp Fund Services, LLC